Exhibit (a)(1)(P)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE PARTICIPANTS

TO:	[Eligible Participants]

FROM:	optionexchange@turtlebeach.com

SUBJECT:	Supplement to Stock Option Exchange Offer Program Materials

DATE:	April 24, 2015

On April 22, 2015, we announced the start of a voluntary stock option exchange program to enable eligible participants to exchange eligible out-of-the-money stock options for new, “replacement” stock option grants covering a lesser number of underlying shares with an exercise price at the fair market value of our common stock.

On April 24, 2015, we filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) announcing our issuance of a $5.0 million subordinated note to SG VTB Holdings, LLC (the “Note”). In connection with the filing of the Form 8-K, we have also amended certain sections of the Offer to Exchange Eligible Stock Options for Replacement Options (the “Offer to Exchange”) previously provided to you to reflect the Company’s issuance of the Note.

In all other respects, the terms of the exchange offer program have not been modified from the terms previously communicated to you, and if you have already submitted your Election Form, you do not have to submit a new Election Form. If you want to withdraw a previously submitted election, you may do so until the expiration of the offer.

A copy of the amended Offer to Exchange is attached to this e-mail. You can also view the amended offering material and amended Schedule TO, as well as the Form 8-K described above, all of which we filed with the SEC on April 24, 2015, on the SEC’s website at https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001493761.

If you wish to exchange your eligible stock options for replacement stock options on the terms described in the offering materials, your Election Form must be properly completed, signed and received by 8:59 p.m. Pacific Time, on May 19, 2015, unless we are required or decide to extend the offering period to a later date. There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate

Your participation in the exchange offer program is completely voluntary, and you are not obligated to participate. Any eligible stock options you do not elect to exchange generally will remain subject to their present terms. To obtain another copy of your Election Form or a Notice of Withdrawal, or if you have any questions about the exchange offer program, please email optionexchange@turtlebeach.com or call Megan Wynne at (858) 914-2434.